SIGNATURE

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2007
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Press release
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.     Press release dated July 5, 2007

For Immediate Release
QUEBECOR MEDIA ENHANCES OFFER TO ACQUIRE OSPREY MEDIA
Montreal, Quebec — July 5, 2007 — Quebecor Media Inc. announced today its intention to make an enhanced all cash offer to acquire all of the issued and outstanding trust units (the “Units”) of Osprey Media Income Fund (OSP.UN — TSX) at $8.45 per Unit. In accordance with the terms of an acquisition and support agreement (the “Support Agreement”) dated May 31, 2007 among 4411986 Canada Inc., a wholly-owned subsidiary of Quebecor Media, Quebecor Media and Osprey Media, Quebecor Media notified Osprey Media earlier today of its offer to amend the terms of its previously announced offer to acquire the Units at a price of $7.25 per Unit in cash, by, among other things, increasing the offer price to $8.45 per Unit (the “Amended Offer”), thereby exercising its “right to match”.
Quebecor Media hopes that after reviewing in good faith the Amended Offer, the board of trustees of Osprey Media will determine that the previously announced offer from Black Press Ltd. to acquire all of the Units at a price of $8.25 per Unit in cash no longer constitutes a superior proposal under the terms of the Support Agreement and will, in accordance with the Support Agreement, cause Osprey Media to enter into the requisite amendment to the Support Agreement reflecting the Amended Offer.
Full details of the Amended Offer will be included in the notice of variation and extension which Quebecor Media expects to mail to the Osprey unitholders in the coming days. Quebecor Media’s original offer will be extended such that the Amended Offer will remain open for acceptance until 5:00 p.m. (Toronto time) on August 3, 2007, unless extended.
The enhanced offer price of $8.45 per Unit in cash represents a premium of 16.6% over the $7.25 per Unit in cash offered by Quebecor Media in its original offer, which was mailed to the Osprey unitholders on June 13, 2007.
About Quebecor Media
Quebecor Media is a wholly-owned subsidiary of Quebecor Inc. (TSX:QBR.A, QBR.B; TSX), a communications company with operations in North America, Europe, Latin America and Asia. Quebecor Media owns operating companies in numerous media related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, the largest newspaper chain in Québec and the second largest in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Canoe Inc., operator of a network of English-and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, and the United States, Europe and Asia; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and LeSuperClub Vidéotron ltée, a chain of video and video game rental and retail stores.
For further information:
Luc Lavoie
Executive Vice President, Corporate Affairs
Quebecor Inc.
Office: (514) 380-1974
Mobile: (514) 947-6672
Lavoie.luc@quebecor.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Claudine Tremblay
Claudine Tremblay Senior Director, Corporate Secretariat

Date: July 6, 2007